EXHIBIT 99.1

Pengrowth Energy Corporation

CODE OF BUSINESS CONDUCT
AND ETHICS

Last Reviewed and Approved by the Board of Directors on February 28, 2013

TABLE OF CONTENTS

Application	1
Purpose	1
Policy	1
Compliance with Code	1
Compliance with the Law	1
Health, Safety and the Environment	1
Maintaining Records	1
Accounting and Financial Reporting	2
Assistance to Auditors	2
Public Reporting	2
Conflict of Interest	2
Private Business Interest	2
Involvement with Not-for-Profit Organizations	3
Outside Employment	3
Directorships	3
Related Party Transaction	3
Corporate Property and Opportunities	3
Disclosure of Conflict of Interest	3
Gifts and Entertainment	4
Fair Dealings	4
Political Activities and Contributions	4
Confidential Information	4
Use of Confidential Information	4
Disclosure of Confidential Information	5
Inside Information	5
Protection and Use of Assets	5
Intellectual Property - Patents, Inventions, Discoveries and Copyrights	5
Employee Relations and Reporting	5
Compliance with Policies, Procedures and Internal Controls and Exception Reporting	6
Incentive Compensation Recoupment Policy	6
Reporting Violation or Suspected Violation of this Code or Law	6
No Retaliation for Raising Concern	6
Consequence of Non-Compliance with Code or Law	6
Questions Regarding this Code or Law	6
Acknowledgement	7
Exceptions	7
Appendix "A" Complaint Procedures for Accounting, Financial Reporting and Auditing Matters and Violations of the Code of Business Conduct and Ethics	8
Appendix "B" Awareness Statement on Code of Business Conduct and Ethics	11

Pengrowth Energy Corporation Policies and Practices	Page 1 of 11
Code of Business Conduct and Ethics

Application

Unless expressly provided herein to the contrary, this Code of Business Conduct and Ethics (the "Code") applies to all directors, officers, employees, consultants and contractors (each a "Member") of Pengrowth Energy Corporation and its respective subsidiaries and affiliates (collectively, referred to herein as "Pengrowth").

Purpose

This Code summarizes appropriate behaviour for maintaining Pengrowth's reputation for honesty and integrity earned by maintaining the highest standards of business ethics and compliance with applicable laws, rules and regulations in all our interactions with our fellow Members, governments, local communities, securityholders, customers, suppliers, competitors and the public.

Policy

Pengrowth and all of its Members will adhere to the highest ethical standards and compliance with laws, rules and regulations in all our business activities. Any situation, decision or response should first consider what is right and how it reflects on Pengrowth. Although the various matters described in this Code do not cover the full spectrum of employee and contractor activities, they are indicative of the type of behaviour expected from employees and contractors in all circumstances.

Compliance with Code

Members are expected to comply with all aspects of this Code. This Code does not specifically address every potential form of unacceptable conduct, and it is expected that Members will exercise good judgment in compliance with the principles set out in this Code. Each Member has a duty to avoid any circumstance that would violate the letter or spirit of this Code.

Compliance with the Law

Each Member must ensure that his or her dealings and actions on behalf of Pengrowth comply with the spirit and intent of all relevant legislation, rules and regulations including those set by a self regulatory body or professional organization of all the countries in which Pengrowth operates or where Pengrowth’s securities are listed on the exchanges.

Health, Safety and the Environment

Pengrowth is committed to safe and healthful working conditions for all Members and third parties, and to conducting its activities in an environmentally responsible manner consistent with the principles of sustainable development.

Members are expected to read, understand and adhere to Pengrowth's Environmental, Health and Safety Policies and Procedures and participate fully in this effort by improving operations to avoid injury or sickness to persons, and damage to property and the environment and by giving due regard to all applicable safety standards, regulatory requirements, technical and conventional standards and restraints.

Maintaining Records

Accurate, timely and reliable books of account and records are essential for effective management to ensure

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Pengrowth meets its business, legal and financial obligations. Members are to safeguard Pengrowth's records and adhere to retention guidelines.

Accounting and Financial Reporting

Pengrowth is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Every Member is required to follow prescribed accounting and financial reporting procedures. All accounting records should accurately reflect and describe corporate transactions and that all transactions are fairly, completely, accurately, timely and understandably accounted for and recorded in accordance with Pengrowth’s policies and procedures. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature of the activity.

Any suspected violation relating to accounting or financial reporting matters should be reported pursuant to procedures described in Appendix A – “Complaint Procedures for Accounting, Financial Reporting and Auditing Matters and Violations of the Code of Business Conduct and Ethics” to this document.

It is essential that all Members follow established policies, procedures and internal controls. Any exception to established policies, procedures and internal controls (excluding to this Code) is prohibited, unless appropriately authorized in advance by any officer of Pengrowth who shall report all such approved exceptions to the Audit and Risk Committee. Exceptions to this Code are dealt with below under "Exceptions”.

Assistance to Auditors

No information should be concealed from the internal or external, independent auditors.

Public Reporting

Persons responsible for the preparation of documents and reports and other public communications that Pengrowth files with, or submits to, the securities commissions and in its other public communications to comply with its obligations under the securities laws and to meet the expectations of its securityholders and other members of the investment community, are to exercise the highest standard of care in their preparation in accordance with the applicable laws and must include full fair, accurate, timely and understandable disclosure.

Enquiries from members of the community related to matters of a sensitive nature should be directed to a member of senior management. Any member of senior management receiving such an enquiry is then required to refer the matter to either the President and Chief Executive Officer (the "CEO"), Chief Financial Officer or General Counsel whereby such senior officers will respond on behalf of Pengrowth.

All Members responsible for disclosure are expected to read, understand, adhere to and must act according to Pengrowth's Corporate Disclosure Policy.

Conflict of Interest

Members must avoid interests or relationships where their personal interests may affect, or appear to affect, their judgment in acting in the best interests of Pengrowth. This requires that each Member act in such a manner that his or her conduct will bear the closest scrutiny should circumstances demand that it be examined. Where a conflict of interest situation may exist, or be perceived to exist, the Member may be put in a compromising position or his or her judgement may be questioned. Pengrowth wants to ensure that all Members are, and are perceived to be, free to act in the best interests of Pengrowth.

There are many situations which can be classified as conflicts of interest, but the following examples illustrate those that are most common.

Private Business Interest

Unless otherwise consented to by the General Counsel, a Member, either directly or indirectly through his or her immediate family or by any other means, must not have a personal financial interest in, or place himself or

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herself in a position where he or she could derive a benefit or interest from, a business transaction with Pengrowth, which financial interest or benefit is of such a nature that it would reasonably be expected to create a conflict of interest for the Member.

This, however, does not prevent a Member and his or her family from having ownership in publicly traded shares or equity in companies which may do business with Pengrowth. Nor does it prevent a consultant or contractor from providing his or her services to Pengrowth through a third party corporation.

Involvement with Not-for-Profit Organizations

As a responsible community citizen, Pengrowth encourages and supports Member participation in charitable, educational, cultural, political and not-for-profit organizations. Members are reminded that such participation should not be of a nature or extent that it adversely affects a Member’s job performance or puts the Member in a conflict of interest position.

Outside Employment

Pengrowth recognizes that some employees may, from time to time, hold additional part-time employment outside their employment relationship with Pengrowth. Employees are reminded that any such outside employment should not be of a nature or extent that it adversely affects the employee’s job performance at Pengrowth or put the employee in a conflict of interest position. All employees who hold management positions with Pengrowth shall obtain the approval of the General Counsel before accepting any such outside employment.

Directorships

Any officer or employee shall obtain the approval of the CEO prior to accepting a position as a director of a for-profit company or any business organization. The CEO shall obtain the approval of the Board of Directors prior to accepting a position as a director of a for-profit company or any business organization. A director shall advise the Chairman of the Board prior to accepting a position as a director of a for-profit company or any business organization.

Related Party Transaction

In addition to the consent requirement set out under "Private Business Interest" above, each director and officer who is a party to a material contract or proposed material contract with Pengrowth or is a director or an officer of or has a material interest in any entity which is a party to a material contract or proposed material contract with Pengrowth of which he has knowledge is required to disclose in writing to the Chairman of the Board the nature and extent of the director's or officer's interest. The Chairman of the Board shall make any such disclosure concerning himself to the Chair of the Corporate Governance and Nominating Committee.

Corporate Property and Opportunities

Members are prohibited from taking for themselves, opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain.

Disclosure of Conflict of Interest

Disclosure of areas of potential conflict of interest will allow appropriate steps to be taken to protect the individual from these situations.

Officers, employees, consultants and contractors are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the person as to what steps should be taken. Directors are required to

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disclose to the Chair of the Corporate Governance and Nominating Committee (or, in the case of the Chair of the Corporate Governance and Nominating Committee, to the other members of the Committee) all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties as directors.

Gifts and Entertainment

The exchange of gifts and entertainment is a common practice in most business communities and is designed to develop and foster goodwill among business partners. Accepting gifts and entertainment can cause problems when they compromise, or appear to compromise, our ability to make fair and objective business decisions. No gift or entertainment should be accepted, or offered, if it will unfairly influence a business relationship.

There are many factors that influence whether a gift or entertainment is normal and customary. Gifts or entertainment should be moderate, reasonable and in good taste, be of a style or value commonly accepted for business occasions and should not be unusual for the recipient’s job or community. The exchange must create no obligation or sense of obligation and should occur infrequently.

Business entertainment can present situations where discretion is required since some commonly accepted business invitations can include recreational opportunities or event tickets that are of significant value. In these cases, the recipient should ensure that there is a valid business development reason for attending. If the invitation is for an event where the value being received may be significant, prior approval by an officer of Pengrowth is required, or in the case of the CEO, approval by the Chair of the Corporate Governance and Nominating Committee. As transportation costs for events can also be significant, payment of these costs by another party is not acceptable and will be covered by Pengrowth if there is a valid business reason to accept the invitation.

Fair Dealings

It is Pengrowth's policy to deal fairly and lawfully with all securityholders, customers, suppliers, competitors and Members. All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.

Political Activities and Contributions

Pengrowth respects and supports the right of its employees to participate in political activities. However, these activities should not be conducted on Pengrowth time or involve the use of any Pengrowth resources. Employees will not be reimbursed for personal political contributions.

Pengrowth may occasionally express its views on local and national issues that affect its operations. In such cases, Pengrowth funds and resources may be used, but only when permitted by law and by Pengrowth's strict guidelines. On very limited occasions, Pengrowth may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. Pengrowth may pay related administrative and solicitation costs for political action committees formed in accordance with the political laws and regulations. No employee may make or commit to political contributions on behalf of Pengrowth without the approval of the Chief Executive Officer.

Confidential Information

In the course of their work, Members may have access to information that is confidential, privileged, of value to competitors of Pengrowth or might be damaging to Pengrowth if improperly disclosed. Pengrowth respects privileged business and employee related information, and therefore all Members must protect the confidentiality of such information.

Use of Confidential Information

The use or disclosure of confidential information must be for Pengrowth’s purposes only and not for personal benefit or the benefit of others. This applies to disclosure of confidential information concerning Pengrowth or its business activities as well as information with respect to companies having business dealings with Pengrowth. To preserve confidentiality, disclosure and discussion of confidential information should be limited to those individuals who need to

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know the information. Members are expected to read, understand and adhere to Pengrowth's Corporate Disclosure Policy and Confidentiality Agreements.

Disclosure of Confidential Information

Members must guard against improper disclosure of information that may be of competitive value to Pengrowth. Pengrowth is in a competitive environment with other companies. Certain records, reports, papers, devices, processes, plans, methods and apparatus of Pengrowth, including methods of doing business, strategies and information on costs, prices, sales, profits, markets and opportunities are the property of Pengrowth and are considered to be confidential and proprietary. Members must not reveal such confidential information without consent of the General Counsel.

Confidential information does not include information which is already in the public domain. Certain information may be released by Pengrowth (to comply with securities regulations, for example) however, the release of such information is a decision of the Board of Directors and senior management. If there is any doubt as to what can or cannot be discussed outside of Pengrowth, Members should err on the side of discretion and not communicate any information. For more specific advice, your immediate manager, the CEO, the Chief Financial Officer or General Counsel should be consulted.

These obligations regarding confidential information continue to apply to all Members following cessation of their employment or contractual relations with Pengrowth. Members are expected to read, understand and adhere to Pengrowth's Corporate Disclosure Policy and Confidentiality Agreements.

Inside Information

Certain information, which Pengrowth treats as confidential, may influence the price or trading of Pengrowth's common shares or other securities if it is disclosed to members of the public. Inside information would include information concerning material exploration well results, major contracts, proposed acquisitions or mergers, and earnings figures. Members shall not use such inside information for their own financial gain or for that of their associates.

If in doubt as to the propriety of actions, the Member should seek the advice of the CEO, Chief Financial Officer or General Counsel. Members are expected to read, understand and adhere to Pengrowth's Policy on Trading in Securities.

Protection and Use of Assets

All Members are responsible for protecting Pengrowth's assets and their efficient use for legitimate business purposes only. Pengrowth provides Members with computer and Internet access for work purposes. Members are expected to read, understand, acknowledge and adhere to Pengrowth's Acceptable Use Policy for Information System Assets.

Intellectual Property - Patents, Inventions, Discoveries and Copyrights

All intellectual property including inventions, discoveries and copyrights made by Members during or as a result of their employment or contractual relations with Pengrowth (where company time, equipment, resources or pertinent information has been used for personal gain) are the property of Pengrowth unless a written release is obtained from the CEO.

Pengrowth and its Members honour the proprietary rights of others as expressed in patents, copyrights, trademarks and industrial design.

Employee Relations and Reporting

Pengrowth values the diversity of its Members and is committed to providing equal opportunity in all aspect of employment. In working together, Members must ensure they treat each other with respect, dignity, honesty, fairness and provide a healthy environment that is free of harassment, offensive behaviour and discrimination.

All Members are encouraged to report any behaviour of other Members which they reasonably believe is illegal or

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unethical and any suspected violation relating conduct matters should be reported pursuant to procedures described in Appendix A – “Complaint Procedures for Accounting, Financial Reporting and Auditing Matters and Violations of the Code of Business Conduct and Ethics” to this document or to the Vice President, Human Resources or the General Counsel.

Compliance with Policies, Procedures and Internal Controls and Exception Reporting

Members should ensure all transactions with which they are involved are authorized and executed in accordance with Pengrowth's policies and procedures and conform to all legal and accounting requirements Members are expected to read, understand and adhere to Pengrowth's Delegation of Authorities guideline.

Whenever a Member is in doubt about the application or interpretation of any legal requirement or has questions about whether particular circumstances may involve illegal conduct, the individual should immediately seek the advice of his or her manager or consult Pengrowth's General Counsel.

Incentive Compensation Recoupment Policy

The Board of Directors shall, in all appropriate circumstances, require reimbursement of any incentive payment to an executive officer where: (1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Pengrowth’s financial statements; (2) the Board of Directors determines such individual engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to such individual based upon the restated financial results. In each such instance, Pengrowth will, to the extent practicable, seek to recover from the individual the amount by which the individual’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Reporting Violation or Suspected Violation of this Code or Law

It is important that Pengrowth be made aware of circumstances that may indicate possible violations of law or this Code. Any violations of this Code must be promptly reported pursuant to procedures described in Appendix A – “Complaint Procedures for Accounting, Financial Reporting and Auditing Matters and Violations of the Code of Business Conduct and Ethics” to this document.

No Retaliation for Raising Concern

Any Member may submit a complaint regarding a suspected violation of the Code without fear of dismissal or retaliation. Pengrowth and applicable law prohibit any form of retaliation for raising concerns or reporting possible misconduct in good faith or for assisting in the investigation of possible misconduct. No adverse action will be taken against any individual for making a complaint or disclosing information in good faith. Any Member who retaliates in any way against an individual who, in good faith, reports any violation, or suspected violation, of this Code, will be subject to disciplinary action.

Consequence of Non-Compliance with Code or Law

Non-compliance with this Code or the law or other dishonest or unethical business practices are forbidden and may result in disciplinary action, including termination from employment or termination of contractual relations.

Pengrowth is required to cooperate with investigations by regulatory authoritative bodies and quasi-judicial tribunals to the extent that a policy violation breaks a law or regulation.

Questions Regarding this Code or Law

If a Member has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this Code or any applicable laws, the matter should be discussed with the CEO, Chief Financial Officer, General Counsel or Chairman of the Board of Pengrowth.

This Code is not intended to address all of the situations you may encounter. There will be occasions where Members are confronted by circumstances not covered by this Code or procedure and where Members must make a judgment as

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to the appropriate course of action. In those circumstances, Members are encouraged to use common sense and to contact their respective supervisor, manager or other appropriate person for guidance.

Acknowledgement

It is essential that all Members understand and adhere to this Code.

All Members will be asked to acknowledge, in writing, their review of and agreement to be bound by this Code as a condition of their new or continuing employment or contractual relations, as the case may be. This acknowledgment must be made: (i) in the case of directors, upon election to the Board of Directors of Pengrowth and annually thereafter; (ii) in the case of officers and employees, upon the commencement of employment and annually thereafter, (iii) in the case of consultants and contractors, upon commencement of this contractual relation and annually thereafter, and such acknowledgement may be provided in electronic format.

The form of certification attached as Appendix "B" is to be used by each Member to disclose any personal facts or dealings that are non-compliant with this Code.

Exceptions

No provision of this Code will be waived in respect of a director or executive officer unless expressly approved by the Board of Directors. Any waiver of this Code in respect of a director or officer shall be disclosed to Pengrowth’s shareholders by posting such waiver to Pengrowth’s website promptly after Board approval and as otherwise required by law, regulation or stock exchange requirement. For greater certainty, the exercise of discretion by an executive officer or the Board of Directors, in compliance with this Code, shall not be considered a “waiver” of this Code.

Adopted by the Board of Directors of Pengrowth on February 28, 2013.

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Appendix "A"

Complaint Procedures for Accounting, Financial Reporting

and Auditing Matters and Violations of the Code of Business Conduct and Ethics

In order to facilitate the reporting of complaints, the Board of Directors of Pengrowth has established the following procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, financial reporting or auditing matters ("Accounting Matters"); (ii) the receipt, retention and treatment of complaints regarding suspected violations of the Code of Business Conduct and Ethics and any other conduct concerns (“Conduct Matters"); and (iii) the confidential, anonymous submission by directors, officers and employees of Pengrowth (collectively, “Members”) of concerns regarding questionable Accounting Matters and Conduct Matters.

Receipt of Complaints

1.	Through Management

Any Member may submit a complaint regarding Accounting Matters or Conduct Matters to the management of Pengrowth without fear of dismissal or retaliation of any kind.

2.	Through Appropriate Committee Chair

Any Member with concerns regarding an Accounting Matter may report their concerns to the Chair of the Audit and Risk Committee. Pengrowth is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Audit and Risk Committee of Pengrowth will oversee and be responsible for the investigation of the treatment of Member concerns relating to Accounting Matters.

Any Member with concerns regarding a Conduct Matter may report their concerns to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee of Pengrowth will oversee treatment of Member concerns in Conduct Matters.

All such concerns will be set forth in writing and forwarded in a sealed envelope to the General Counsel of Pengrowth or, if the submitter so desires, directly to the Chair of the Audit and Risk Committee or Corporate Governance and Nominating Committee, in care of the General Counsel in an envelope labelled with a legend such as: “To be opened by the Audit and Risk Committee only” or “To be opened by the Corporate Governance and Nominating Committee only.”

If a Member would like to discuss any matter with the Audit and Risk Committee, the Member should indicate this in the submission and include a telephone number at which he or she can be reached, should the Audit and Risk Committee deem such communication is appropriate. Any such envelopes received by the General Counsel that are directed to the Audit and Risk Committee will be forwarded promptly and unopened to the Chair of the Audit and Risk Committee.

3.	Through Anonymous Confidential Submission

Any Member may report concerns regarding an Accounting Matter or a Conduct Matter on a confidential or anonymous basis to Grant Thornton LLP, at 1-888-747-7171 or usecare@GrantThornton.ca.

Any Member who makes an anonymous submission must be sure to provide sufficient detail to identify the concern being raised. Given that the submission is made anonymously, the Audit and Risk Committee or the Corporate Governance and Nominating Committee, as the case may be, will be unable to follow up if there are additional questions. The submission should, at a minimum, contain dates, places, persons involved and witnesses or other information sufficient for recipient to investigate and determine whether the submission is valid or made in good faith such that a reasonable investigation or assessment can be conducted.

Scope of Accounting Matters Covered by These Procedures

These procedures relate to Members’ complaints relating to any questionable Accounting Matters, including, without limitation, the following:

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•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of Pengrowth;

•	fraud or deliberate error in the recording and maintaining of financial records of Pengrowth;

•	deficiencies in or non-compliance with Pengrowth's internal accounting controls;

•
misrepresentation or false statement to or by a director, officer, employee or external accountant regarding a matter contained in the financial records, financial reports or audit reports of Pengrowth; or

•	deviation from full and fair reporting of Pengrowth's financial condition.

Treatment of Complaints

Grant Thornton LLP and Pengrowth shall inform (i) the Chair of the Audit and Risk Committee of all complaints and concerns provided to it in respect of Accounting Matters; and (ii) the Chair of the Corporate Governance and Nominating Committee of all complaints provided to it in respect of Conduct Matters.

Upon receipt of a complaint or concern, the Chair of the Audit and Risk Committee or Chair of the Corporate Governance and Nominating Committee, as the case may be, will (i) determine whether or not the complaint actually pertains to an Accounting Matter or a Conduct Matter and (ii) when possible, acknowledge receipt of the complaint to the sender.

Complaints relating to an Accounting Matter will be reviewed by the Audit and Risk Committee, outside legal counsel or such other person(s) as the Audit and Risk Committee determines to be appropriate. Complaints relating to a Conduct Matter will be reviewed by the Corporate Governance and Nominating Committee, outside legal counsel or such other person(s) as the Corporate Governance and Nominating Committee determines to be appropriate. In any case, confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review. If on preliminary examination the allegation is judged to be wholly without substance or merit, or not made in good faith, the allegation may be dismissed.

Prompt and appropriate investigation and corrective action will be taken when and as warranted in the judgment of the Audit and Risk Committee or the Corporate Governance and Nominating Committee, as the case may be.

If the identity of the Member making the complaint, or assisting in investigation of the complaint, is known by anyone within Pengrowth, the Audit and Risk Committee will monitor any disciplinary action against the Member to determine whether it could subject Pengrowth to anti-retaliation liability pursuant to Sections 806 or 1107 of the Sarbanes-Oxley Act. Pengrowth will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any individual in the terms and conditions of employment based upon any lawful actions of such individual with respect to reporting of complaints in good faith regarding any Accounting Matter or any Conduct Matter or as otherwise specified in Section 806 of the Sarbanes-Oxley Act. In addition, Pengrowth will observe the anti-retaliation requirements of Section 1107 of the Sarbanes-Oxley Act, which establishes penalties for retaliation against any person who provides truthful information to a law enforcement officer regarding any offense.

Pengrowth will regard the making of any deliberately false or malicious allegations by an employee as a serious offence which may result in recommendations to the Board of Directors or to senior management of Pengrowth for disciplinary action including dismissal for cause and, if warranted, legal proceedings.

Reporting and Retention of Complaints and Investigations

The Chair of the Audit and Risk Committee and the Chair of the Corporate Governance and Nominating Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit and Risk Committee or the Corporate Governance and Nominating Committee, as the case may be.

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Record retention

The chairs of the Audit and Risk Committee and the Corporate Governance and Nominating Committee, will work with the Corporate Secretary to ensure that, as part of each committee's respective records, any such complaints or concerns are retained in a manner which preserves their confidentiality, for a period of at least seven years.

Appendix A  |  Code of Business Conduct and Ethics  | 10

Appendix "B"

Awareness Statement on Code of Business Conduct and Ethics

To be completed by all directors, officers, employees, consultants and contractors of Pengrowth Energy
Corporation and its subsidiaries ("Pengrowth")

I have recently read the Code of Business Conduct and Ethics of Pengrowth (the "Code"), and I can certify that, except as specifically noted below:

1.	I understand the content and consequences of contravening the Code and agree to abide by the Code.

2.	I am in compliance with the Code.

3.	All facts and dealings which I believe to be non-compliant with the Code have been communicated to the appropriate representative of Pengrowth and are detailed below.

4.	(If applicable) After due inquiry and to my best knowledge and belief, no employee, consultant or contractor under my direct supervision is in violation of the Code.

5.	I have and will continue to exercise my best efforts to assure full compliance with the Code by myself and (if applicable) all employees, consultants and contractors under my direct supervision.

Print or type name:
Signature:
Title and location:
Date:

Facts and dealings that I believe to be non-compliant with the Code

(Including potential conflict of interest situations)

1.

2.

(If required, provide additional details on separate sheet).

Appendix B  |  Code of Business Conduct and Ethics  | 11